FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of June 11, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Signet Group plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights                                    x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

3. Full name of person(s) subject to the notification obligation:

Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.)

5. Date of the transaction and date on which the threshold is crossed or reached:

08/06/07

6. Date on which issuer notified:

11/06/07

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

A: Voting rights attached to shares

Class/type  Situation previous to the   Resulting situation after the triggering
of shares   Triggering transaction      transaction
if possible
using the   Number of Number of Voting  Number of shares     Number of voting     % of voting
ISIN CODE   Shares    Rights viii                            rights ix              rights
                                        Direct   Indirect    Direct Indirect    Direct Indirect
                                                             x        xi

GB00B1HTFP68    N/A       N/A         53,936,738          53,936,738            3.16%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of          Expiration Exercise/          Number of voting    % of voting
financial        date xiii  Conversion Period/ rights that may be  rights
instrument                  Date xiv           acquired if the
                                               instrument is
                                               exercised/
                                               converted.
N/A

Total (A+B)

Number of voting rights          % of voting rights

53,936,738                           3.16%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Please note that this is the first disclosure made on behalf of Deutsche Bank AG and its subsidiary companies in relation to holdings in Signet Group plc since the implementation of the Disclosure and Transparency Rules in the UK

14. Contact name:

15. Contact telephone number:

Identity of the notifier

Full name: Mark Andrew Jenkins - Group Company Secretary

Contact address: Signet Group plc, 15 Golden Square, London, W1F 9JG

Phone number: 0870 90 90 301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   June 11, 2007